SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2002

STORA ENSO CORPORATION
(Translation of registrant’s name into English)

Kanavaranta 1
P.O. Box 309
00101 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.   Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Kanavaranta 1 00160 Helsinki, Finland P.O. Box 309 FIN-00101 Helsinki, Finland Tel +358 2046 131 Fax +358 2046 21471 www.storaenso.com

News Release November 19, 2002

Stora Enso to upgrade and modernise its pulp and sawmill production lines at Varkaus

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that in order to improve cost competitiveness and profitability at its Varkaus Mill in Finland, Stora Enso will undertake a multifaceted modernisation project. These measures provide for more effective raw material handling and utilisation at the site and will improve product quality in line with customer demand.

Replacement of mechanical pulp line

The existing stone groundwood pulp (SGW) line at the Varkaus Newsprint Mill, which is no longer competitive, will be replaced by a new thermomechanical pulping (TMP) line. The project, which includes rebuilding chip handling for all the mechanical pulping lines, will enhance paper quality by improving the opacity and strength properties of the products. The Varkaus Newsprint Mill produces directory papers and other special newsprint papers.

The advanced TMP line will have an annual capacity of 200 000 tonnes, which will be used entirely internally in the Varkaus Mill. The project, which will cost EUR 49.4 million, is scheduled to be completed in summer 2004, after which the stone groundwood line will be shut down.

Sawmill modernisation

Stora Enso will modernise log handling, the sawing line and kiln drying at the Varkaus Sawmill. The project includes a new on-line further processing line, which will have an annual capacity of 100 000 cubic metres. The project will significantly improve raw material handling and utilisation, and secure a constant chip flow to the new TMP line. Total sawing capacity will increase moderately, from 320 000 to 345 000 cubic metres per year.

The project will be undertaken in two phases: the log handling and sawing line will be modernised by October 2003; the further processing plant will be built by March 2004. The project, which will cost EUR 19.8 million, will not change personnel levels at the sawmill. Personnel from log handling will be retrained and transferred to the further processing unit.

This modernisation project continues Stora Enso Timber’s strategy of raising the value of products by increasing further processing capacity and output of customised products. The programme also enables Stora Enso Timber’s continued vital support to the Group’s wood procurement.

Stora Enso is an integrated forest products company producing magazine papers, newsprint, fine paper, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso’s sales total EUR 13.5 billion and annual paper and board production capacity about 15 million tonnes. Some 43,000 persons are employed in more than 40 countries and the Company’s shares are listed in Helsinki, New York and Stockholm.

The TMP line and sawmill investments are in line with Stora Enso’s policy that capital expenditure over the cycle be equal to or less than the amount of depreciation.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,
tel. 715 422 4023
Scott Deitz, Vice President, Investor Relations, Stora Enso North America,
tel. 715 422 1521

www.storaenso.com
www.storaenso.com/varkaus

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STORA ENSO CORPORATION

By:	/s/ ESKO MÄKELÄINEN
Esko Mäkeläinen Senior Executive Vice President, Accounting and Legal affairs

By:	/s/ JYRKI KURKINEN
Jyrki Kurkinen General Counsel

Date: November 20, 2002